SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

AURA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05153U107

(CUSIP Number)

Medicxi Growth I LP

c/o Intertrust Fund Services (Jersey) Limited

44 Esplanade

St. Helier, Jersey JE4 9WG

+44 1534 504000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05153U107	SC 13D	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Growth I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,969,352
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,969,352
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,969,352
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5%*
14.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 28,409,613 outstanding shares of Common Stock of the Issuer, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated October 28, 2021, and filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 05153U107	SC 13D	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Growth Co-Invest I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,540
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 70,540
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) PN

*

Calculated based upon 28,409,613 outstanding shares of Common Stock of the Issuer, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated October 28, 2021, and filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 05153U107	SC 13D	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Growth I GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,039,892
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,039,892
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,039,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 28,409,613 outstanding shares of Common Stock of the Issuer, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated October 28, 2021, and filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 05153U107	SC 13D	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Medicxi Ventures Management (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,039,892
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,039,892
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,039,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based upon 28,409,613 outstanding shares of Common Stock of the Issuer, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated October 28, 2021, and filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 05153U107	SC 13D	Page 6 of 10

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, par value $0.00001 per share (the “Common Stock”), of Aura Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 85 Bolton Street, Cambridge, Massachusetts 02140. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Common Stock is held directly by each of Medicxi Growth I LP and Medicxi Growth Co-Invest I LP.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons:

(i)	Medicxi Growth I LP (“Growth I”), a Jersey limited partnership;

(ii)	Medicxi Growth Co-Invest I LP (“Growth Co-Invest I” and, together with Growth I, the “Medicxi Funds”), a Jersey limited partnership;

(iii)	Medicxi Growth I GP Limited (“Growth I GP”), a Jersey limited liability company, which is the sole general partner of the Medicxi Funds; and

(iv)	Medicxi Ventures Management (Jersey) Limited (“Manager”), a Jersey limited liability company, which is appointed by Growth I GP as the manager of the Medicxi Funds.

Growth I, Growth Co-Invest I, Growth I GP and Manager are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of Growth I and Growth Co-Invest I is principally engaged in the business of investing in securities. Growth I GP is principally engaged in the business of serving as the general partner of the Medicxi Funds. Manager is principally engaged in the business of acting as manager for entities principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons is c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each of Growth I and Growth Co-Invest I is a Jersey limited partnership. Each of Growth I GP and Manager is a Jersey limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Prior to the initial public offering of shares of Common Stock by the Issuer, in various financings the Medicxi Funds acquired shares of Series D-1 convertible preferred stock, Series D-2 convertible preferred stock and Series E convertible preferred stock of the Issuer, representing an aggregate of 2,329,892 shares of Common Stock, for an aggregate cost of approximately $22,387,027 in cash. Additionally, on November 2, 2021, (i) Growth I purchased 693,525 shares of Common Stock in the Issuer’s initial public offering at the public offering price of $14.00 per share for an aggregate purchase price of $9,709,350 and (ii) Growth Co-Invest I purchased 16,475 shares of Common Stock in the Issuer’s initial public offering at the public offering price of $14.00 per share for an aggregate purchase price of $230,650. The Medicxi Funds funded these purchases using cash on hand.

Each of the Medicxi Funds acquired its shares of Common Stock as an investment in the ordinary course of business.

CUSIP No. 05153U107	SC 13D	Page 7 of 10

Investors’ Rights Agreement

On March 18, 2021, the Medicxi Funds entered into the fifth amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), by and among Aura Biosciences, Inc. and certain of its stockholders. Pursuant to the terms of the Investors’ Rights Agreement, the signatories to the Investors’ Rights Agreement, including the Medicxi Funds, have the right to require the Issuer to file a registration statement to register an offering with respect to their shares of Common Stock, subject to customary terms and conditions. Pursuant to the Investors’ Rights Agreement, the Medicxi Funds and their permitted transferees also have customary short-form registration rights and piggyback registration rights, subject to customary terms and conditions.

The foregoing description of the Investors’ Rights Agreement is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated by reference into this Item 4.

Lock-Up Agreement

In connection with the Issuer’s initial public offering, on September 9, 2021, the Medicxi Funds entered into a lock-up agreement (the “Lock-Up Agreement”) with Cowen and Company, LLC, SVB Leerink LLC and Evercore, Inc., as representatives (the “Representatives”) of a group of underwriters. The Lock-Up Agreement prohibits the Medicxi Funds and any of their direct or indirect affiliates from, among other things, offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of Common Stock, options or warrants to acquire shares of Common Stock or any security or instrument related to Common Stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of Common Stock, for a period of 180 days beginning on the date of the Lock-Up Agreement through 180 days following the date of the Lock-Up Agreement, without the prior written consent of the Representatives, subject to certain exceptions.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of a form of the Lock-Up Agreement, a copy of which is filed as Exhibit 99.3 hereto, and is incorporated by reference into this Item 4.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Medicxi Funds’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Medicxi Funds of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Giovanni Mariggi, who is also a shareholder of Manager, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review the Medicxi Fund’s investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date of this Schedule 13D, Growth I directly beneficially owns 2,969,352 shares of Common Stock, representing approximately 10.5% of the total outstanding shares of Common Stock based upon 28,409,613 outstanding shares of the Issuer’s Common Stock, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated October 28, 2021, and filed with the Securities and Exchange Commission on November 1, 2021.

CUSIP No. 05153U107	SC 13D	Page 8 of 10

As of the date of this Schedule 13D, Growth Co-Invest I directly beneficially owns 70,540 shares of Common Stock, representing approximately 0.2% of the total outstanding shares of Common Stock based upon 28,409,613 outstanding shares of the Issuer’s Common Stock, as disclosed by the Issuer in its Rule 424(b)(4) filing, dated October 28, 2021, and filed with the Securities and Exchange Commission on November 1, 2021.

As of the date of this Schedule 13D, each of Growth I GP, as the general partner of the Medicxi Funds, and Manager, appointed by Growth I GP as manager of the Medicxi Funds, may be deemed to beneficially own the shares held directly by the Medicxi Funds.

(c) Information with respect to all transactions in the shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 99.2	Fifth Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Form S-1 registration statement filed by Aura Biosciences, Inc. with the SEC on October 8, 2021)

Exhibit 99.3	Form of Lock-Up Agreement

CUSIP No. 05153U107	SC 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 10, 2021

MEDICXI GROWTH I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager

By:	/s/ Giles Johnstone-Scott
Giles Johnstone-Scott Director

MEDICXI GROWTH CO-INVEST I LP

By:	Medicxi Ventures Management (Jersey) Limited, its sole manager
By:	/s/ Giles Johnstone-Scott
Giles Johnstone-Scott Director

MEDICXI GROWTH I GP LIMITED

By:	/s/ Francois Chesnay
Francois Chesnay Director

MEDICXI VENTURES MANAGEMENT (JERSEY) LIMITED

By:	/s/ Giles Johnstone-Scott
Giles Johnstone-Scott Director

CUSIP No. 05153U107	SC 13D	Page 10 of 10

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

99.2	Fifth Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Form S-1 registration statement filed by Aura Biosciences, Inc. with the SEC on October 8, 2021)

99.3	Form of Lock-Up Agreement